25003272

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

SEC Mail Processing

JUL 0 2 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Torch Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4006 Austin Meadow Drive
(No. and Street)

Sugar Land	TX	77479
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom O'Driscoll	713-898-6038	tom@torchsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

94/8 Block A, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

	110085
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Thomas O Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Torch Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2028
Notary ID 129050578

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- (a) Statement of financial condition.
- (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- (f) Statement of changes in liabilities subordinated to claims of creditors.
- (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of TORCH SECURITIES, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the **TORCH SECURITIES, LLC** (the "Company) as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020

New Delhi, India
April 1, 2025

CA INDIA

LLPIN: AAC-[illegible]
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MERCURIUS & ASSOCIATES LLP

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report on the Independent Registered Public Accounting Firm

To the **Members of TORCH SECURITIES, LLC**

We have reviewed management's statement, included in the accompanying **TORCH SECURITIES, LLC's** Exemption Report, in which

(1) **TORCH SECURITIES, LLC** (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to **Merger & Acquisition advisory services** and **Private Placement of securities** and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended **December 31, 2024**, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No:34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates

Mercurius & Associates LLP

New Delhi, India
April 1, 2025

CA INDIA

LLPIN: AAG-1477
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MERCURIUS

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@musllp.com

www.musllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of TORCH SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **TORCH SECURITIES, LLC** (the "Company") as of December 31, 2024 and the related statements of income (Loss), Statement of changes in Member's Equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

MERCURIUS

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

[illegible] supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with **Rule 17 C.F.R. § 240**.17a-5. In our opinion, the supplemental information **contained in Schedule I and II** is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2020

New Delhi, India
April 1, 2025

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2024

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2024 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2028
Notary ID 129050576

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	19,104
Other assets	$	0
Total assets	$	19,104

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
FINRA Fines Payable	$	7,500
Total liabilities	$	7,500
Members' equity		
Members' Equity	$	142,060
Deficits	$	(130,456)
Total members' equity	$	11,604
Total liabilities and members' equity	$	19,104

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Income (Loss)
For the year ended December 31, 2024

REVENUE	
Total revenue	$ 81,098
EXPENSES:	
Consultancy Fee	72,000
Accounting & Taxes	977
FINRA Fine	10,000
Other operating expenses	8,547
Total expenses	$ 91,524
NET INCOME (LOSS) BEFORE INCOME TAXES	$ (10,426)
NET INCOME (LOSS)	$ (10,426)

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2024

	Members' Equity	Net Income	Total Members' Equity
Unadjusted balance at January 1, 2024	**$ 132,061**	**$ (120,031)**	**$ 12,030**
Member's contribution	10,000	0	10,000
Distributions		0	0
Net income		(10,426)	(10,426)
Ending balance at December 31, 2024	**$ 142,061**	**$ (130,457)**	**$ 11,604**

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(10,426)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Increase in payables	$	7,500
Net cash used in operating activities	$	(2,926)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$	10,000
Net cash provided in financing activities	$	10,000
Increase in cash	$	7,074
Cash - beginning of year	$	12,030
Cash - end of period	$	19,104

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES,LLC
Notes to Financial Statements
December 31,2024

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided per SAB 104 and FASB guidelines. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Consultancy Fees

Consultancy Fees represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2024.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $11,604 of which $6,604 was in excess of its required minimum net capital per SEC Rule 15c3-1.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date:

Note4: Fair Value (cont)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements:

- Requires consideration of the Company's creditworthiness when valuing liabilities: and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets. and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 5: Recently issuedaccountingstandards (cont)

ASU #	Title	Effective Date
2014-01	Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles-Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15,2013
2023-07	Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	Effective for annual reporting periods beginning after December 15, 2023, and interim reporting periods within fiscal years beginning after December 15, 2024.

The Company has evaluated the implications of these pronouncements and there is no material impact of such pronouncements on the financial statements taken as a whole.

Notes to Financial Statements
December 31, 2024

Note 6: Provision for Taxes

The Company as an LLC is a non-tax paying entity for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2024. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2024.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

Note 9: Members contribution

During 2024, Mr. O'Driscoll made $10,000 of cash contributions to the Company.

Note10: Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2025. Subsequent events have been evaluated through this date.

Note 11: Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. Management has pledged additional support to the Company to enable it to continue as a going concern.

Note 12: 2020 Fine from Finra

The firm was fined $17,500 by FINRA for work done on a private placement in 2020 in which investors lost money. FINRA alleged that the firm's review of the private placement was insufficient in noting attendant risks associated with the offering. Upon paying the fine the matter was resolved.

Note 13: Related Party Transactions

During 2024, the firm made Consultancy Fee payments to Mr. O'Driscoll totaling $72,000.

Note 14: Segment Reporting

In accordance with the provisions of FASB Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," the Company is required to disclose certain information related to its operating segments. ASU 2023-07 introduces changes to the disclosure requirements for reportable segments, aiming to provide more useful and relevant information to users of financial statements.

However, the Company operates as a single operating segment and does not meet the criteria for having multiple reportable segments. As such, the Company's financial statements include only one reportable segment. The disclosures required under ASU 2023-07 regarding the performance of multiple segments and their financial results, including the new requirements for disaggregated financial information, are not applicable to the Company.

Therefore, no additional segment-related disclosures are presented in these financial statements, as the Company's operations are considered as a single segment under the guidance of FASB ASC Topic 280.

Note 15: 2024 Fine from FINRA

The firm was fined $10,000 by FINRA for issues arising out of its 2024 review, which occurs every four years. FINRA found that the firm had not conducted an audit of its Anti-Money Laundering program over the past four years.

TORCHSECURITIES, LLC

Statement of NetCapital
Schedule I
For the year ended December 31, 2024

	Focus12.31.24		Audit12.31.24		Change	
Member's equity, December 31, 2024	$	11,604	$	11,604	$	0
Subtract • Non allowable assets:						
Other asset						
Tentative net capital	$	11,604	$	11,604	$	0
Haircuts:						
NETCAPITAL	$	11,604	$	11,604	$	0
Minimum net capital		(5,000)		(5,000)		
Excess net capital	$	6,604	$	6,604	$	0
Aggregate indebtedness	$	0		0		
Ratio of aggregate indebtedness to net capital		0		0		

There was no difference noted between the Audit and Focus report as of December 31,2024.

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC
Statement of Net Capital (continued)
December 31, 2024

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

For the year ended December 31, 2024, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

For the year ended December 31, 2024, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Torch Securities, LLC

March 26, 2025

Torch Securities, LLC's Exemption Report

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 CFR §240.17a-5 in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC Staff.
2. The Company met the Identified exemption provisions in Footnote 74 throughout the most recent fiscal year without exception.

Torch Securities, LLC

By:

Thomas O'Driscoll, President